CUSIP No. 536252109	13D/A

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

LIONBRIDGE TECHNOLOGIES, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

536252109

(CUSIP Number)

Gregory L. Summe

Glen Capital Partners

800 South St. Suite 160

Waltham, MA 02453

(617) 229-6320

with a copy to:

Leonard A. Pierce, Esq.

Wilmer Cutler Pickering Hale and Dorr LLP

60 State Street

Boston, Massachusetts 02109

(617) 526-6000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 24, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 536252109	13D/A

(1)	Names of Reporting Persons Glen Capital Partners Focus Fund, L.P.

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) WC

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e). ☐

(6)	Citizenship or Place of Organization. Delaware, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power. 0

	(8)	Shared Voting Power. 3,647,309

	(9)	Sole Dispositive Power. 0

	(10)	Shared Dispositive Power. 3,647,309

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person. 4,549,488

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions). ☐

(13)	Percent of Class Represented by Amount in Row (11). 7.1%

(14)	Type of Reporting Person (See Instructions). PN

CUSIP No. 536252109	13D/A

(1)	Names of Reporting Persons Glen Capital Partners GP LLC

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) AF

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e). ☐

(6)	Citizenship or Place of Organization. Delaware, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power. 0

	(8)	Shared Voting Power. 3,647,309

	(9)	Sole Dispositive Power. 0

	(10)	Shared Dispositive Power. 3,647,309

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person. 4,549,488

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions). ☐

(13)	Percent of Class Represented by Amount in Row (11). 7.1%

(14)	Type of Reporting Person (See Instructions). OO

CUSIP No. 536252109	13D/A

(1)	Names of Reporting Persons Glen Capital Partners LLC

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) AF

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e). ☐

(6)	Citizenship or Place of Organization. Delaware, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power. 0

	(8)	Shared Voting Power. 4,360,778

	(9)	Sole Dispositive Power. 0

	(10)	Shared Dispositive Power. 3,647,309

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person. 4,549,488

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions). ☐

(13)	Percent of Class Represented by Amount in Row (11). 7.1%

(14)	Type of Reporting Person (See Instructions). OO

CUSIP No. 536252109	13D/A

(1)	Names of Reporting Persons Gregory L. Summe

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) AF

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e). ☐

(6)	Citizenship or Place of Organization. USA

Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power. 0

	(8)	Shared Voting Power. 4,549,488*

	(9)	Sole Dispositive Power. 0

	(10)	Shared Dispositive Power. 3,836,019*

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person. 4,549,488

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions). ☐

(13)	Percent of Class Represented by Amount in Row (11). 7.1%

(14)	Type of Reporting Person (See Instructions). IN

*  Includes Common Stock held by members of Mr. Summe’s family where he shares voting and investment control.

CUSIP No. 536252109	13D/A

Item 1.         Security and Issuer.

This Amendment No. 2 (the “Amendment”) amends and supplements the Schedule 13D/A filed by the Reporting Persons (as defined in Item 2 below) with the Securities and Exchange Commission (the “SEC”) on November 24, 2015 (the “Prior Statement”), related to the common stock, par value $0.01 per share (the “Common Stock”), of Lionbridge Technologies, Inc., a Delaware corporation (the “Issuer”).  The address of the principal executive office of the Issuer is 1050 Winter Street, Waltham MA 02451.  Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Unless specifically amended or modified hereby, the disclosures set forth in the Prior Statement remain unchanged.

Item 4.   Purpose of Transaction.

Item 4 of the Prior Statement is amended and supplemented by adding the following after the second paragraph:

On November 24, 2015, the Reporting Persons, Mr. Cooperman and the Issuer entered into a letter agreement (the “Letter Agreement”) pursuant to which, among other things, the Issuer has agreed to appoint James A. Quella to the Issuer’s Board (the “Board”) with a term expiring at the 2016 annual meeting of the Issuer’s stockholders (the “2016 Annual Meeting”) and to the Board’s Nominating and Compensation Committee.  The Issuer has also agreed to nominate Mr. Quella for election as director of Issuer at the 2016 Annual Meeting, and to recommend that the Issuers stockholders vote in favor of the election of Mr. Quella at the 2016 Annual Meeting.

Under the Letter Agreement, the Reporting Persons have agreed to vote, or cause to be voted, all shares of the Issuer’s common stock owned by the Reporting Persons or their affiliates in favor of the directors nominated by the Board at the 2016 Annual Meeting, and at any subsequent annual meeting of the Issuer’s stockholders at which Mr. Quella or his replacement has been nominated by the Board for re-election as a director and otherwise in accordance with the Board’s recommendation on any proposal other than proposals on an extraordinary transaction involving the Issuer.

Under the Letter Agreement, the Reporting Persons have agreed to certain standstill restrictions described below from November 24, 2015 through until the date that is 10 days prior to the advance notice deadline for submission of director nominations for the Issuer’s 2018 annual meeting of stockholders pursuant to the Issuer’s bylaws. These standstill restrictions include not (i) engaging in any solicitation of proxies or consents with respect to the election or removal of directors; (ii) knowingly encouraging or advising any person with respect to the giving or withholding of any proxy, consent or other authority to vote; (iii) forming or joining a “group” (within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934 (the “Exchange Act”)) with respect to the common stock and other voting securities of the Issuer; (iv) beneficially owning more than 9.99% of the voting power of, or economic exposure to, the common stock of the Issuer; (v) selling voting rights decoupled from the underlying common stock of the Issuer; (vi) making or participating in any tender offer, exchange offer, merger, consolidation, acquisition, business combination, recapitalization, restructuring, liquidation, dissolution or extraordinary transaction involving the Issuer and its subsidiaries; (vi) seeking, alone or in concert with others, representation on the Board or the removal of any member of the Board, except as provided in the Letter Agreement; (vii) making any stockholder proposal; (viii) requesting books or records of the Issuer; or (x) instituting any litigation, arbitration or other proceeding against the Issuer. Notwithstanding the foregoing, the Investors are permitted to make stockholder proposal for inclusion in the Issuer’s proxy materials pursuant to Rule 14a-8 under the Exchange Act for the Issuer’s 2018 annual meeting of stockholders.

The foregoing description of the terms and conditions of the Letter Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Letter Agreement, a copy of which is attached hereto as Exhibit 99.3 and incorporated herein by reference.  On November 24, 2015, the Issuer issued a press release announcing entry into the Letter Agreement.  A copy of the press release is attached as Exhibit B to the Letter Agreement.

Item 5.   Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read as follows:

CUSIP No. 536252109	13D/A

The aggregate percentage of shares of Common Stock reported beneficially owned by each person named herein has been determined in accordance with SEC rules and is based upon 64,511,043 shares of Common Stock outstanding, which is the total number of shares of Common Stock outstanding as reported in the Issuer’s 10-Q filed with the Securities and Exchange Commission on November 9, 2015.  The applicable SEC rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include shares of Common Stock issuable upon the conversion or exercise of other securities that are immediately convertible or exercisable, or are convertible or exercisable within 60 days of the filing of this Report.

A.            Glen Capital Partners Focus Fund, L.P.

(a)         As of the closing of business on November 24, 2015, the Fund was the beneficial owner of 4,549,488 shares of the Issuer’s Common Stock, representing a beneficial ownership interest of approximately 7.1% of the outstanding shares of Common Stock.

(b)	1.	Sole power to vote or direct vote:	0
	2.	Shared power to vote or direct vote:	3,647,309
	3.	Sole power to dispose or direct the disposition:	0
	4.	Shared power to dispose or direct the disposition:	3,647,309

(c) The Reporting Persons have not effected any transactions in the Common Stock of the Issuer in the past 60 days, except as described in Item 3 of the Prior Statement, which is incorporated herein by reference.

(d)  Except as disclosed herein, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by each of the Reporting Persons.

(e)          Not applicable.

B.            Glen Capital Partners GP LLC

(a)         In its capacity as general partner of the Fund, the General Partner may be deemed to be the beneficial owner of 4,549,488 shares of the Issuer’s Common Stock, representing a beneficial ownership interest of approximately 7.1% of the outstanding shares of Common Stock.

(b)	1.	Sole power to vote or direct vote:	0
	2.	Shared power to vote or direct vote:	3,647,309
	3.	Sole power to dispose or direct the disposition:	0
	4.	Shared power to dispose or direct the disposition:	3,647,309

(c)          The Reporting Persons have not effected any transactions in the Common Stock of the Issuer in the past 60 days, except as described in Item 3 of the Prior Statement, which is incorporated herein by reference.

(d)         Except as disclosed herein, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by each of the Reporting Persons.

(e)          Not applicable.

C.            Glen Capital Partners LLC

(a)         In its capacity as the adviser of the Fund and as a result of its irrevocable proxy with respect to Common Stock owned by Mr. Cooperman, the Manager may be deemed to be the beneficial owner of 4,549,488 shares of the Issuer’s Common Stock, representing a beneficial ownership interest of approximately 7.1% of the outstanding shares of Common Stock.

CUSIP No. 536252109	13D/A

(b)	1.	Sole power to vote or direct vote:	0
	2.	Shared power to vote or direct vote:	4,360,778
	3.	Sole power to dispose or direct the disposition:	0
	4.	Shared power to dispose or direct the disposition:	3,647,309

(c)          The Reporting Persons have not effected any transactions in the Common Stock of the Issuer in the past 60 days, except as described in Item 3 of the Prior Statement, which is incorporated herein by reference.

(d)         Except as disclosed herein, no person other the Cooperman is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by each of the Reporting Persons.

(e)          Not applicable.

D.            Gregory L. Summe

(a)         In his capacity as the sole member of each of the Manager and the General Partner and as a result of the Common Stock held by members of Mr. Summe’s family where he shares voting and investment control, Mr. Summe may be deemed to be the beneficial owner of 4,549,488 shares of the Issuer’s Common Stock, representing a beneficial ownership interest of approximately 7.1% of the outstanding shares of Common Stock.

(b)	1.	Sole power to vote or direct vote:	0
	2.	Shared power to vote or direct vote:	4,549,488	*
	3.	Sole power to dispose or direct the disposition:	0
	4.	Shared power to dispose or direct the disposition:	3,836,019	*

(c)          The Reporting Persons have not effected any transactions in the Common Stock of the Issuer in the past 60 days, except as described in Item 3 of the Prior Statement, which is incorporated herein by reference.

(d)         Except as disclosed herein, no person other the Cooperman is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by each of the Reporting Persons.

(e)          Not applicable.

*  Includes Common Stock held by members of Mr. Summe’s family where he shares voting and investment control.

CUSIP No. 536252109	13D/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Prior Statement is amended and supplemented by adding the following:

The information regarding the Letter Agreement (filed herewith) under Item 4 is incorporated herein by reference in its entirety.

Item 7. Material to be Filed as Exhibits.

Item 7 is hereby amended to read in its entirety as follows:

Exhibit Number	Exhibit Description
99.1	Joint Filing Agreement
99.2

Irrevocable Proxy and Voting Agreement dated as of October 22, 2015 (incorporated by reference to Exhibit 99.2 to the Prior Statement filed by the Reporting Persons on October 26, 2015, Accession No. 0001104659-15-072770)

99.3	Letter Agreement dated as of November 24, 2015

CUSIP No. 536252109	13D/A

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Gregory L. Summe
Gregory L. Summe, individually, and as sole member of Glen Capital Partners LLC and Glen Capital Partners GP LLC for itself and as the general partner of Glen Capital Partners Focus Fund, L.P.